53rd at Third 885 Third Avenue New York, New York 10022-4834 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com FIRM / AFFILIATE OFFICES
	Beijing	Moscow
April 17, 2019	Boston	Munich
	Brussels	New York
	Century City	Orange County
	Chicago	Paris
	Dubai	Riyadh
	Düsseldorf	San Diego
	Frankfurt	San Francisco
	Hamburg	Seoul
	Hong Kong	Shanghai
	Houston	Silicon Valley
	London	Singapore
	Los Angeles	Tokyo
	Madrid	Washington, D.C.
Milan

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Folake Ayoola, Barbara Jacobs

Re:                             SciPlay Corporation
Registration Statement on Form S-1
Filed April 5, 2019, as amended April 12, 2019
File No. 333-230727

Ladies and Gentlemen:

On behalf of our client, SciPlay Corporation, a Nevada corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed the Company’s proposed revisions to the above-captioned Registration Statement on Form S-1 (the “Registration Statement”), which was filed with the Securities and Exchange Commission (the “Commission”) on April 5, 2019 (the “April 5 Filing”), as amended on April 12, 2019 (the “April 12 Filing”).

The enclosed Exhibit A and Exhibit B reflect certain proposed revisions to the section of the Registration Statement titled “Certain Relationships and Related Party Transactions—Relationship with Scientific Games—Arrangements Between Scientific Games and SciPlay—IP License Agreement,” as updated responses to the comment letter from the staff of the Commission (the “Staff”) to Barry Cottle, the Company’s Executive Chairman Nominee of the Board of Directors, dated April 10, 2019. Exhibit A is marked to show the differences between the proposed revisions and the applicable disclosure from the April 5 Filing, and Exhibit B is marked to show the differences between the proposed revisions and the applicable disclosure from the April 12 Filing.

The numbered paragraph in italics below set forth the Staff’s comment together with the response.  Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1.

Certain Relationships and Related Party Transactions IP License Agreement, page 137

1.                                      You state that if Scientific Games ceases to hold at least 50% of the voting power in you, or other such percentage required by a specific license, you may lose the benefit of any intellectual property owned by or licensed to Scientific Games, and licensed to you under the IP License Agreement.

•                  Clarify your statement that you may lose the benefit of any intellectual property owned by or licensed to Scientific Games for the benefit of it or its subsidiaries, and discuss the consequences of losing the relevant intellectual property.

Response:

In response to the Staff’s comment, the Company proposes to revise the disclosure on pages 137-138 of the Registration Statement as reflected on Exhibit A and Exhibit B hereto.

•                  Discuss the circumstances under which you would not lose the benefit of the intellectual property if Scientific Games ceases to hold at least 50% of voting power in company.

Response:

In response to the Staff’s comment, the Company proposes to revise the disclosure on pages 137-138 of the Registration Statement as reflected on Exhibit A and Exhibit B hereto.

•                  Clarify your statement that “or other such percentage required by a specific license…” To the extent material, please provide the range of percentages.

Response:

As set forth in the Company’s response letter dated April 11, 2019, the Company respectfully advises the Staff that it does not currently have rights (and will not acquire rights under the IP License Agreement) to third party-owned intellectual property that the Company considers to be material and that are subject to a change of control termination right. However, on account of the Company’s prospective licensing and use of third-party intellectual property as a material part of its business, the Company believes it is beneficial to inform investors of the possibility that other third-party licenses may include termination thresholds, and that such thresholds are or may be different from the threshold for the Company’s agreement with Scientific Games.

We look forward to resolving any outstanding issues with respect to the Registration Statement as quickly as possible.  Please do not hesitate to contact me at (212) 906-1281 with any questions or further comments you may have regarding the Registration Statement or if you wish to discuss the above or enclosed.

Sincerely,

/s/ Marc D. Jaffe
Marc D. Jaffe
of LATHAM & WATKINS LLP

Enclosures

cc:                                (via e-mail)

Barry Cottle, Executive Chairman Nominee of the Board of Directors, SciPlay Corporation

Joshua Wilson, proposed Chief Executive Officer, SciPlay Corporation

Michael Quartieri, Executive Vice President, Chief Financial Officer, Treasurer and Corporate Secretary, Scientific Games Corporation

James Sottile, Executive Vice President and Chief Legal Officer, Scientific Games Corporation

Senet S. Bischoff, Esq., Latham & Watkins LLP

Exhibit A

Comparison of Proposed Revisions against April 5 Filing

~~If~~The IP License Agreement has a change of control provision that requires Bally Gaming’s consent, not to be unreasonably withheld, in the event of changes of control of our company that are not initiated by Scientific Games ~~ceases to hold at least~~. Bally Gaming could reasonably withhold its consent, and therefore have the right to terminate the IP License Agreement, if, for example, a competitor of Scientific Games were to acquire more than 50% of the voting power in our company~~, or such other percentage required by a specific license~~. If Bally Gaming were to exercise this termination right, we ~~may~~would lose the benefit of any intellectual property ~~owned by or licensed to Scientific Games and~~ licensed to us under the IP License Agreement, which is essential to our business, including any intellectual property that we develop, to the extent it is an improvement, enhancement, modification, or derivative work of any intellectual property licensed to us under the IP License Agreement. Any transaction that results in Scientific Games ceasing to hold at least 50% of the voting power in our company will be considered a change of control transaction requiring Bally Gaming’s consent, except for: (i) transactions initiated by Scientific Games, or (ii) decreases in voting power resulting from (a) Scientific Games selling any ownership interests in our company, either privately or through additional public offerings, or (b) any future issuance of additional shares of our capital stock. In addition, our rights to any third-party intellectual property licensed to Bally Gaming or its affiliates and sublicensed to us under the IP License Agreement are subject to any change of control provisions in the applicable third-party license.

Further, even absent termination of the IP License Agreement, if Scientific Games ceases to hold at least 50% of the voting power in our company, or such other percentage as may be required by a specific third-party license between the applicable third party and Scientific Games, we may also lose the benefit of any intellectual property licensed to Scientific Games for the benefit of it or its subsidiaries. We have little control over future amendments or renewals of third-party licenses to which we are not a party, and such amendments and renewals may affect the ability of Scientific Games to sublicense such third-party intellectual property rights to us, or our ability to benefit directly from such intellectual property without a sublicense as a subsidiary of Scientific Games.

Exhibit B

Comparison of Proposed Revisions against April 12 Filing

~~Bally Gaming has~~The IP License Agreement has a change of control provision that requires Bally Gaming’s consent, not to be unreasonably withheld, in the event of changes of control of our company that are not initiated by Scientific Games. Bally Gaming could reasonably withhold its consent, and therefore have the right to terminate the IP License Agreement, if, for example, a competitor of Scientific Games ~~ceases to hold at least~~were to acquire more than 50% of the voting power in our company. If Bally Gaming ~~exercises~~were to exercise this termination right, we ~~will~~would lose the benefit of any intellectual property ~~owned by or licensed to Scientific Games and~~ licensed to us under the IP License Agreement, which is essential to our business, including any intellectual property that we develop, to the extent it is an improvement, enhancement, modification, or derivative work of any intellectual property licensed to us under the IP License Agreement. ~~However, we will not lose the benefit of such intellectual property (unless provided otherwise in a specific license) if (i)~~Any transaction that results in Scientific Games ~~initiates the merger, consolidation, reorganization or other transaction, (ii)~~ceasing to hold at least 50% of the voting power in our company will be considered a change of control transaction requiring Bally Gaming’s consent, except for: (i) transactions initiated by Scientific Games ~~sells~~, or (ii) decreases in voting power resulting from (a) Scientific Games selling any ownership interests in our company, either privately or through additional public offerings, or ~~(iii) Scientific Games’ percentage ownership of our company decreases as a result of additional issuances of stock of our company, in each case which results in Scientific Games owning less than 50% of the voting power in our company.~~(b) any future issuance of additional shares of our capital stock. In addition, our rights to any third-party intellectual property licensed to Bally Gaming or its affiliates and sublicensed to us under the IP License Agreement are subject to any change of control provisions in the applicable third-party license.

Further, even absent termination of the IP License Agreement, if Scientific Games ceases to hold at least 50% of the voting power in our company, or such other percentage as may be required by a specific third-party license between the applicable third party and Scientific Games, we may also lose the benefit of any intellectual property licensed to Scientific Games for the benefit of it or its subsidiaries. We have little control over future amendments or renewals of third-party licenses to which we are not a party, and such amendments and renewals may affect the ability of Scientific Games to sublicense such third-party intellectual property rights to us, or our ability to benefit directly from such intellectual property without a sublicense as a subsidiary of Scientific Games.